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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Rignet, Inc.
(Name of Issuer)

Common Stock,
(Title of Class of Securities)

766582100
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56035L104	Schedule 13G	Page 2 of 9 Pages

1	Names of Reporting Persons Sanders Opportunity Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3	SEC Use Only
4	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 152,233(1)
	6	Shared Voting Power
	7	Sole Dispositive Power 152,233(1)
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 152,233
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.98%(2)
12	Type of Reporting Person (See Instructions) PN

(1)	Includes 11,717 shares issuable upon exercise of currently exercisable warrants.

(2)	Based on 15,444,835 shares issued and outstanding.

CUSIP No. 56035L104	Schedule 13G	Page 3 of 9 Pages

1	Names of Reporting Persons Sanders Opportunity Fund (Institutional), L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 507,990(1)
	6	Shared Voting Power
	7	Sole Dispositive Power 507,990(1)
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 507,990
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 3.29%(2)
12	Type of Reporting Person (See Instructions) PN

(1)	Includes 39,798 shares issuable upon exercise of currently exercisable warrants.

(2)	Based on 15,444,835 shares issued and outstanding.

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CUSIP No. 56035L104	Schedule 13G	Page 4 of 9 Pages

1	Names of Reporting Persons SOF Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 660,223(1)
	6	Shared Voting Power
	7	Sole Dispositive Power 660,233(1)
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 660,233
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 4.27%(2)
12	Type of Reporting Person (See Instructions) OO

(1)       Includes 114,407 shares beneficially owned by Sanders Opportunity Fund, L.P. and 386,512 shares beneficially owned by Sanders Opportunity Fund (Institutional), L.P.

(2)       Based on 15,444,835 shares issued and outstanding.

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CUSIP No. 56035L104	Schedule 13G	Page 5 of 9 Pages

1	Names of Reporting Persons Don A. Sanders
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 833,025(1)
	6	Shared Voting Power 15,363(2)
	7	Sole Dispositive Power 833,025(1)
	8	Shared Dispositive Power 120,752(3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 953,777
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.18%(3)
12	Type of Reporting Person (See Instructions) IN

(1)       Includes 14,722 shares issuable upon exercise of currently exercisable warrants. Includes 152,233 shares beneficially owned by Sanders Opportunity Fund, L.P. and 507,990 shares beneficially owned by Sanders Opportunity Fund (Institutional), L.P. for which Mr. Sanders serves as the Chief Investment Officer and exercises voting and dispositive power as manager of SOF Management, LLC, the general partner of such funds; thus, he may also be deemed to be the beneficial owner of these securities. Mr. Sanders disclaims any beneficial ownership of the reported securities owned by Sanders Opportunity Fund, L.P., Sanders Opportunity Fund (Institutional), L.P. and SOF Management LLC in excess of his pecuniary interest in such securities.

(2)       Represents shares held by a trust for which Mr. Sanders acts as co-trustee.

(2)       Represents shares held by a trust over which Mr. sanders acts as co-trustee and shares held in client brokerage accounts over which Mr. Sanders has shared dispositive power. Mr. Sanders disclaims beneficial ownership of all shares held in client brokerage accounts over which he has shared dispositive power.

(3)       Based on 15,444,835 shares issued and outstanding.

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CUSIP No. 56035L104	Schedule 13G	Page 6 of 9 Pages

Item 1.

(a)   Name of Issuer: Rignet, Inc.

(b)   Address of Issuer’s Principal Executive Offices

1880 S. Dairy Ashford, Suite 300

Houston , Texas 77077

Item 2.

(a)   Name of Persons Filing:

Sanders Opportunity Fund (Institutional), L.P.

Sanders Opportunity Fund, L.P.

SOF Management, LLC

Don A. Sanders

(b)   Address of Principal Business Office or, if None, Resident:

600 Travis, Suite 5800

Houston, Texas 77002

(c)   Citizenship:

Mr. Sanders is a citizen of the United States of America.

Sanders Opportunity Fund (Institutional), L.P., and Sanders Opportunity Fund, L.P. are Delaware limited partnerships.

SOF Management, LLC is a Delaware limited liability company.

(d)   Title of Class of Securities: Common Stock

(e)   CUSIP Number: 766582100

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing are a:

(a)	☑	Broker or dealer[1] registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☑	An investment adviser[1] in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

1             Sanders Morris Harris Inc. is a registered broker and investment adviser. Mr. Davis and Mr. Sanders are employees of Sanders Morris Harris Inc.

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CUSIP No. 56035L104	Schedule 13G	Page 7 of 9 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:________________.

Item 4.   Ownership.

				(c)
				Number of Shares as to which the Person has:
	(a)		(b)	(i)		(ii)		(iii)		(iv)
								Sole Power		Shared
						Shared		to Dispose		Power to
				Sole Power		Power to		or to Direct		Dispose or to
	Aggregate		Percent	to Vote or		Vote or to		the		Direct the
	Beneficially		of	Direct the		Direct the		Disposition		Disposition
	Owned		Class(1)	Vote		Vote		of		of
Sanders Opportunity Fund, L.P.	152,233	(2)	0.98%	152,233	(2)			152,233	(2)
Sanders Opportunity Fund (Institutional), L.P.	507,990	(3)	3.29%	507,990	(3)			507,990	(3)
SOF Management, LLC	660,223	(4)	4.27%	660,223	(4)			660,223	(4)
Don A. Sanders	953,777	(5)	6.18%	833,025	(5)	15,363	(6)	833,025	(6)	120,752	(7)

(1) Based on 15,444,835 shares issued and outstanding.

(2) Includes 11,717 shares issuable upon exercise of currently exercisable warrants.

(3) Includes 39,798 shares issuable upon exercise of currently exercisable warrants.

(4) Includes 152,233 shares beneficially owned by Sanders Opportunity Fund, L.P. and 507,990 shares beneficially owned by Sanders Opportunity Fund (Institutional), L.P.

(5) Includes 14,722 shares issuable upon exercise of currently exercisable warrants. Includes 152,233 shares beneficially owned by Sanders Opportunity Fund, L.P. and 507,990 shares beneficially owned by Sanders Opportunity Fund (Institutional), L.P. for which Mr. Sanders serves as the Chief Investment Officer and exercises voting and dispositive power as manager of SOF Management, LLC, the general partner of such funds; thus, he may also be deemed to be the beneficial owner of these securities. Mr. Sanders disclaims any beneficial ownership of the reported securities owned by Sanders Opportunity Fund, L.P., Sanders Opportunity Fund (Institutional), L.P. and SOF Management LLC in excess of his pecuniary interest in such securities. Includes 15,363 shares owned by a trust for which Mr. Sanders serves as a co-trustee and 105,389 shares held in client brokerage accounts over which Mr. Sanders has shared dispositive power. Mr. Sanders disclaims beneficial ownership of all shares held in client brokerage accounts over which he has shared dispositive power.

(6) Represents shares owned by a trust for which Mr. Sanders serves as a co-trustee.

(7) Represents shares owned by a trust for which Mr. Sanders serves as a co-trustee and held in client brokerage accounts over which Mr. Sanders has shared dispositive power. Mr. Sanders disclaims beneficial ownership of all shares held in client brokerage accounts over which he has shared dispositive power.

Item 5.   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof any of the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

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CUSIP No. 56035L104	Schedule 13G	Page 8 of 9 Pages

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

Not applicable.

Item 9.   Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are held in connection with or as a participant in any transaction having the purpose or effect.

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CUSIP No. 56035L104	Schedule 13G	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13G is true, complete and correct.

Dated: January 31, 2012

Sanders Opportunity Fund, L.P.

By: SOF Management, LLC

By:	/s/ Don A. Sanders
Don A. Sanders, Manager

Sanders Opportunity Fund (Institutional), L.P.

By: SOF Management, LLC

By:	/s/ Don A. Sanders
Don A. Sanders, Manager

SOF Management, LLC

By:	/s/ Don A. Sanders
Don A. Sanders, Manager

/s/ Don A. Sanders
Don A. Sanders

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